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                         Warp Technology Holdings, Inc.
                               151 Railroad Avenue
                               Greenwich, CT 06830

                                                                February 9, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.

Washington, D.C. 20549

         WARP TECHNOLOGY HOLDINGS, INC.
         PRELIMINARY INFORMATION STATEMENT ON FORM PRE-14C

Ladies and Gentlemen:

         Warp Technology Holdings, Inc. (the "Company") hereby files with the Commission the above-captioned Preliminary Information Statement.

         Should you have any questions or comments regarding the foregoing, please contact me at (203) 422-2950.

Sincerely,

Warp Technology Holdings, Inc.

/s/ Ernest C. Mysogland

Ernest C. Mysogland

Executive Vice President, Chief Legal Officer and Secretary